Exhibit 99.1

ACR Alpine Capital Research
8000 Maryland Ave, Suite 700
St. Louis, MO 63105

July 27, 2012

Board of Directors
Calamos Asset Management, Inc.
2020 Calamos Court
Naperville, IL   60563-2787

Dear Board Members:

Alpine Investment Management LLC (d/b/a Alpine Capital Research (ACR)) is a registered investment advisor based out of St. Louis, Missouri. Through a partnership and accounts we manage, our clients are beneficial holders of approximately 1,035,603 shares of Calamos Asset Management, Inc. (NASDAQ:CLMS) (“Calamos” the “Company” or “CLMS”), or approximately 5.1% of the public shares outstanding.

ACR – Alpine Capital Research (“we”) has attempted to start a dialogue with the Company’s Board of Directors (the “Board”)  over the past eight months to address certain serious concerns we have. Our letters to the Board have been largely ignored and the responses we have received from the Company failed to address any of our concerns. The three points below reiterate our concerns.

At the current CLMS closing share price of $10.48 (July 26, 2012), we estimate that the market values the public shareholders’ ownership stake in the operating company at a 4.4x earnings multiple. This valuation is borderline absurd and does not speak well of the Board’s effectiveness. We strongly urge the Board to address the serious concerns that we have laid out below by following the simple set of solutions listed immediately thereafter.

I.	THE BOARD NEEDS TO MANAGE THE PUBLIC SHAREHOLDER ONLY VALUE OF $100 MILLION (~$4.90 PER CLMS SHARE) SEPARATELY FROM THE 21.9% INTEREST IN THE LLC AND MAXIMIZE THE VALUE OF THIS $100 MILLION

Calamos Asset Management, Inc.’s public shareholders own a 21.9% interest in Calamos Investments LLC (“LLC”), the operating company, and a 100% interest in separate financial assets worth approximately $100 million at the end of 1Q 2012 ($60 million of cash and a deferred tax asset (DTA) that gradually turns into cash worth approximately $40 million). On approximately 20.65 million diluted public shares outstanding this $100 million approximates $4.90 per CLMS share. Calamos Family Partners, Inc., which owns the remaining 78.1% interest in the LLC operating company, owns 0% of the separate assets.

Instead of creating value with these separate assets, management deflects investor questions about the opportunities for these separate assets with rhetoric about how it manages the company with a “conservative consolidated balance sheet”. (See Appendix A.) This is nonsensical. We know that these separate assets are owned by CLMS and not the LLC. It is inappropriate to manage the cash balances of these separate entities on a consolidated basis.

In order for the LLC to be able to get access to the $60 million of cash held at CLMS, it must give CLMS shareholders a fair return. A fair return to us implies a return that is commensurate with what a third party would require. In addition, the LLC does not need to be managed more conservatively as the LLC is already overcapitalized given its own, separate, $38 million cash balance, and its own,  separate, $350 million investment portfolio, all held against $92 million of debt held at the LLC.

The Board does not appear to take its fiduciary responsibilities relating to the $100 million in separate public shareholder assets seriously. Over the past seven years LLC profits have allowed deferred tax assets (“DTA”) to convert into cash. However, the Board has not (i) distributed any cash to shareholders, or (ii) utilized cash in projects that meet or exceed CLMS’ cost of capital. Rather, the Board has allowed CLMS’ cash balance to pile up earning an immaterial return for CLMS shareholders. (See Appendix B.)

The Board has already wasted public shareholder value by retaining the CLMS only cash balance from 2005-2011, but due to the laws of compounding, the cost to public shareholders of continuing with the current accumulation strategy is increasing rapidly. (See Appendix C.) We do not want to sit idly by while the Board wastes more shareholder value.

We demand that the Board reconsider the best use of these separate assets immediately.

II.	THE BOARD NEEDS TO REMOVE THE POTENTIAL FOR CONFISCATION OF PUBLIC SHAREHOLDER VALUE WHEN MANAGEMENT INSIDERS CONVERT THEIR LLC MEMBERSHIP INTERESTS INTO PUBLIC SHARES OF CLMS

Public shareholders own significantly more than a mere 21.9% proportional interest in the LLC. Namely, public shareholders have a 100% stake in separate assets worth $100 million or $4.90 per share in addition to their proportionate LLC interest. However, per SEC filings, LLC members can still convert private membership interests of the LLC on a one-for-one basis for CLMS shares. This would be a horrible swap from a current CLMS shareholder’s perspective as they would receive “X” from a management insider and give up “X + $4.90 per share”. We understand that the CLMS independent directors can make sure that public shareholders receive “fair” compensation upon conversion, but that this is possible at all is highly disconcerting. In addition, the CLMS independent directors have yet to show any consideration for public shareholder value and cannot be counted on to assess “fair” value in a share exchange scenario.

We demand that the Board work to remove the possibility of value confiscation away from current CLMS shareholders to exchanging insiders.

III.	THE BOARD NEEDS TO IMPROVE THE EFFICIENCY OF THE LLC’s CAPITAL AND ARTICULATE A STRATEGY FOR RETAINED EARNINGS

In addition to managing the separate assets held at CLMS, the CLMS board, per SEC filings, is tasked with controlling all business and affairs of the LLC. The Board, however, has not run the LLC efficiently.

Currently the LLC has approximately $38 million in cash, $330 million invested in company products and another $22.8 million in partnership investments for total LLC investments of $390 million. (See Appendix A.) $390 million on an assets under management (“AUM”) base of $33.4 billion is approximately 1.2% of AUM. Even when we subtract out the total LLC debt of $92 million the $298 million net LLC investment portfolio is still 0.89% of AUM. Peers such as Waddell & Reed, Janus Capital Group and Eaton Vance all run with ratios below 0.30% of AUM. Moving to 0.30% of AUM (net of debt) would free up approximately $200 million at the LLC level that can be distributed to LLC members. CLMS public shareholders would receive 21.9% of this total ($43.4 million) for an additional public shareholder distribution of $2.10 per share. The distribution would significantly increase shareholder value and would also reduce corporate expense and income statement complexity as there is less need for a hedging strategy on the outsized investment portfolio.

Currently, the Company pays out approximately 40% of core LLC operating earnings as a dividend and the remainder on an annual basis appears to be added to the LLC’s net investment portfolio. In addition to addressing the overcapitalized position of the LLC, we also want the Board to articulate a forward going strategy for the allocation of retained earnings. We reiterate that accumulating capital without a purpose is not a defensible strategy.

We demand that the Board work with management to create credible plans to right size the LLC’s investment portfolio and set a strategy for forward going retained earnings.

In order to remediate these problems we propose the following solutions to the Board:

1.           We recommend that the Board take immediate action with respect to the $100 million in assets held at CLMS. We believe the Board should immediately distribute the $60 million in cash held at CLMS as a dividend. The remaining $40 million in present valued deferred tax assets should also be distributed to shareholders each year until they are utilized or they expire. Assuming the LLC continues to generate sufficient profits this should create an additional stream of “special DTA dividends” of approximately $8 million per year, or $0.38 per share for the next six years.

This strategy has the benefit of allowing public shareholders to utilize their cash as they see fit, rather than having to hope that the Board will someday consider investing it in projects with an acceptable return.

Separately, this strategy has the added benefit of removing the potential for confiscation of public shareholder value as members of the LLC convert their membership interests into CLMS shares. If the separate CLMS only assets are distributed to CLMS shareholders, then all that remains is the public shareholders’ 21.9% ownership in the LLC. If insiders want to create liquidity at that point they can easily exchange their insider membership interests for public shares on a one-for-one basis.

This course of action removes the risk of public shareholder value confiscation, significantly decreases the complexity of the corporate structure and the share exchange process and increases insider liquidity. This appears to be positive for the Board, management insiders and public shareholders, a true win-win-win.

2.           We recommend the addition of a truly independent Board member to address the points in items I, II, and III above. We believe this individual should be recommended by outside shareholders in order to insure that public shareholder concerns are properly reflected on the CLMS Board, and, within the LLC’s operations.

Conclusion

The current share price of $10.48 (as of market close on July 26, 2012) wholly understates the intrinsic value of CLMS shares. We believe the Board can remedy this situation by instituting the simple steps we listed above.

Currently, the valuation of CLMS is borderline absurd with CLMS shareholders owning $4.90 in assets per share directly (CLMS only cash and DTA), and another $2.10 per share that can easily be freed up from the LLC’s investment portfolio. When subtracting these values, the market is valuing the public shareholders’ 21.9% stake in the LLC’s core operations, which generate approximately $0.80 in annual public shareholder earnings per share, at a mere $3.48 per share (approximately 4.4x earnings).

The current valuation of CLMS’ shares appears to reflect that the market does not believe CLMS shareholders will be treated fairly by the CLMS Board or its management. It is time for the Board to unlock our company’s significant shareholder value.

Sincerely,

/s/ Nicholas Tompras	/s/ Willem Schilpzand	/s/ Tim Piechowski
Nicholas Tompras, CFA	Willem Schilpzand, CFA	Tim Piechowski

ACR Alpine Capital Research
8000 Maryland Ave, Suite 700
St. Louis, MO 63105
(w) 314-932-7600
(f) 314-932-1111

Appendix

A.	What management portrays (consolidation rhetoric) vs. actual financial ownership

Below is a financial representation of the public shareholder position.

•	CLMS public shareholders own $60 million in cash that is separate from the LLC. In addition they also own a DTA with a Present Value of $40 million ($100 million combined or $4.86 per share)

•	The $450 million investment portfolio portrayed above is, in actuality, $60 million of public shareholder only cash and the LLC’s Investment Portfolio of $390 million

•	The Net LLC Investment Portfolio is an overcapitalized $298 million

B.	The Board has merely accumulated the CLMS only cash

•
A Section 754 election under the IRS code upon the transfer of private shares to public shares in 2004 created a DTA that allows the Company to reduce taxes payable by the public portion of the company by approximately $8 million per year through 2019

•	The DTA gradually turns into cash at this rate of approximately $8 million per year

•
At the end of 2011 the public shareholder only cash balance was $56.3 million and the Present Value of the DTA was approximately $43.1 million for total public shareholder value of $99.4 million ($2.70 per share + $2.10 per share = $4.80 per CLMS share)

•	The Board has merely accumulated this value on the balance sheet over the past 7 years and management has obscured this accumulation with consolidation rhetoric!

If we simply assume that the Company from 2005 through 2019 is going to gradually monetize the DTA, the present value of the DTA would reduce over time and the cash balance would increase over time. By doing this, the December 2011 expected present value of the DTA would be approximately $42.7 million and the public shareholder cash balance would be approximately $54 million. These two items are nearly identical to what the Company has actually accomplished at the end of 2011. This allows one to conclude that the Board has done nothing with cash monetized from the DTA since 2005.

C.	The Board has wasted shareholder value over the past 7 years and this value destruction is set to accelerate with continuation of the current cash accumulation strategy

•	By not earning adequate returns on the accumulated CLMS only cash balance the Board has wasted a cumulative $0.69 to $1.58 of shareholder value per share from 2005-2011

•	Compounding will accelerate the shareholder value waste from 2011-2019 to an estimated $3.07 to $7.80 per share

•	We do not want to sit idly by while $3-$8 per share of value is destroyed. Now is the time to distribute the CLMS only value

Below is a simple calculation of four scenarios. The first calculation reflects management’s current strategy of monetizing the DTA and letting the cash balance accumulate. The second to fourth scenario assume distribution of the DTA monetization and a return on this capital ranging from 7.5% to 15%.

Here is the analysis of the 2019 ending values if we use the 2011 ending numbers as the starting point.